

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

July 9, 2007

Via Facsimile (212) 492-0257 and U.S. Mail

Steven J. Williams, Esq.
Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, NY 10019

> **Re:** **Ryerson Inc.**
> **Revised Preliminary Proxy Statement on Schedule 14A**
> **Filed July 5, 2007 by the Harbinger Capital Partners Master Fund I,**
>   **Ltd. and Harbinger Capital Partners Special Situations Fund, L.P.**
> **File No. 001-09117**
>
> **Schedule 13D/A filed June 12, 2007**
> **File No. 001-09117**

Dear Mr. Williams:

We have reviewed the above-referenced filings and have the following comments.

Revised Schedule 14A

Cover Page

1. We reissue comment 5. Please revise the penultimate paragraph of page 2 to state
definitively whether a person is a beneficial owner of company securities, instead
of stating that a person "may be deemed" to be a beneficial owner. Refer to the
definition of beneficial ownership in Rule 13d-3.

Annex A

2. We note your disclosure with respect to the swap agreements to which the funds
are parties. Please provide the disclosure required by Item 5(b)(viii) of Schedule
14A. In addition, disclose whether the swap agreements have affected the
economic exposure of the funds to the company's securities.

Schedule 13D/A

3.   We note your disclosure in Item 6 with respect to the swap agreements to which
        the funds are parties. Please revise your disclosure to provide the description of
        these agreements as required by Item 6 of Schedule 13D. In addition, please
        provide us your analysis for not filing the agreements as exhibits to the Schedule
        13D.

Closing Comments

        Please amend the preliminary proxy statement in response to these comments.
Clearly and precisely mark the changes to the preliminary proxy statement effected by
the amendment, as required by Rule 14a-6(h) and Rule 310 of Regulation S-T. We may
have further comments upon receipt of your amendment; therefore, please allow adequate
time after the filing of the amendment for further staff review.

        Please direct any questions to me at (202) 551-3619. You may also contact me
via facsimile at (202) 772-9203. Please send all correspondence to us at the following
ZIP code: 20549-3628.

                                        Sincerely,

                                        Daniel F. Duchovny
                                        Special Counsel
                                        Office of Mergers and Acquisitions